May 26, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	SafeNet, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-20634
Report of Independent Registered Public Accounting Firm, page 53
1. Refer to your auditor’s report where they state that their audit was conducted “in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).” The Opinion should state, instead, that the audit was “conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).” Have your auditors revise their report to comply with PCAOB Auditing Standard No. 1 and the related SEC Release 34-49707.
Our auditors have revised and reissued their report to comply with PCAOB Auditing Standard No. 1 and the related SEC Release 34-49707. We will file the revised in the next periodic filing that contains our audited financial statements.
Consolidated Statement of Cash Flows, page 58
2.	Explain to us your basis in GAAP for classifying “Expenditures for computer software development” within cash flows from investing activities in your statement of cash flows.
We supplementally advise the staff that our “expenditures for computer software development” that are included within cash flows from investing activities in our statement of cash flows consist of only those expenditures that have been capitalized as long-lived assets in accordance with FASB Statement No. 86. Our basis in GAAP for classifying these expenditures within cash flows from investing activities in the statement of cash flows resides in paragraphs 15-17 of FASB Statement No. 95. Paragraph 15 provides an overview of what constitutes investing activities, and states: “Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise’s inventory).” Paragraph 17(c) states that cash outflows for investing activities includes: “Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets.” Since the expenditures that are included in the investing activities in the statement of cash flows are expenditures for productive assets, we believe that they are properly classified as investing activities. In future periodic filings, we will clarify the description in our statement of cash flows to indicate that these expenditures relate to “capitalized” expenditures.
3.	Please disclose amounts of interest and income taxes paid during the period.
We supplementally advise the staff that the amounts of cash paid for interest during the periods presented in the 2005 Form 10-K were not material for disclosure, as these amounts were less than $200,000 in each period.
We supplementally advise the staff that the amount of cash paid for income taxes during the periods presented in the 2005 Form 10-K were $3,304,000 ($783,000 net of refunds received) for 2005, $1,035,000 and $112,000 for 2004 and 2003, respectively. We have disclosed these amounts in the Form 10-Q for the three month period ending March 31, 2006 and we will continue to provide these disclosure on an ongoing basis.

Summary of Significant Accounting Policies, page 59
Short-Term Investments, page 59
4.	We note that interest income and dividends, as well as interest expense, are all charged to “interest income, net” on your statement of operations. If material, these items should be presented separately rather than netted pursuant to 5-03(b) of Regulation S-X. Please advise or revise.
We supplementally advise the staff that the components of “interest income, net,” other than “interest income,” are not material, either individually or in the aggregate. For each of the periods presented, the non-interest income components aggregated $480,000, $206,000 and $242,000 during 2005, 2004 and 2003, respectively, and we have concluded that these amounts did not require separate disclosure under 5-03(b) of Regulation S-X based on materiality considerations. We have disclosed these amounts in the Form 10-Q for the three month period ending March 31, 2006 and we will continue to provide these disclosures on an ongoing basis.
5.	It is also unclear how you determined it was appropriate to net realized gains and losses and other-than-temporary declines in value on debt and equity securities (short-term investments) against interest income. Please revise to state these items separately in accordance with 5-03(b)7-9 of Regulation S-X or advise us.
We supplementally advise the staff that net realized gains and losses and other-than-temporary declines in value on debt and equity securities (short-term investments) aggregated approximately $100,000, $100,000 and $0 during 2005, 2004 and 2003, respectively, and we have concluded that these amounts did not require separate disclosure under 5-03(b) of Regulation S-X based on materiality considerations
Goodwill and Other Intangible Assets, page 61
6.	We note, for purposes of testing goodwill for impairment, you consider your two operating segments to be reporting units. In light of the significant number of acquisitions that you have consummated during the past three years, it is unclear to us why you have not identified reporting units one level below your operating segments. In this regard, we note you report in Exhibit 21 many of the acquire businesses as wholly owned subsidiaries. Please explain your policy to us and tell us if discrete financial information is available for any of your acquired businesses.
We supplementally advise the staff that subsequent to each acquisition, no discrete financial information is prepared for individual acquired businesses; in fact the Company is in the process of liquidating many of the legal entities acquired in connection with these businesses. The underlying operations of each business are aligned with one of our two operating segments, based on the type of product, and the accounting for each of these businesses is aligned geographically with one of our four regional operating centers based on the location(s) of the businesses. Thus, there is no discrete financial information prepared for any acquired businesses.
We further advise the staff that upon the acquisition of each business, the acquired identifiable intangible assets are allocated to either one or both of our operating segments based on an assessment of which segment(s) will generate cash flows from the underlying assets. This allocation is consistent with the provisions of paragraphs 32 and 33 of FASB Statement No. 142. The residual purchase price (goodwill) is also allocated to the operating segments based upon the relative fair value of the identifiable assets assigned to each of the operating segments in purchase accounting. Upon consummation of each acquisition, all acquired businesses are immediately integrated into one or both of the Company’s operating segments.
Under FASB Statement No. 142, goodwill cannot be tested for impairment at any level within the company other than the reporting unit level, which also describes the reporting unit as an operating segment, and that term is used in FASB Statement No. 131, or one level below the operating segment (referred to as a “component”), depending on whether certain criteria are met. Therefore, to identify the reporting units the company must first identify their operating segments and make sure that those operating segments are not an aggregation of multiple operating segments as permitted by FASB Statement No. 131. The following guidance contained in paragraph 30 of FASB Statement No. 142 has been considered to determine whether the reporting units should be identified at the operating segment or the component level:
A.	“A component of an operating segment is a reporting unit if the component constitutes a business as defined in EITF 98-3 for which discrete financial information is available and segment management regularly reviews the operating results of that component.” We supplementally advise the staff that we have identified two components within our Embedded operating segment: our rights management business (RMS) and our original equipment manufacturer (OEM) business. As discussed in (B) below the rights management and original equipment manufacturer business units within the Embedded operating segment have been aggregated in accordance with FASB Statement No. 142.

B.	“Two or more components of an operating segment should be aggregated and deemed a single reporting unit if the components have similar economic characteristics.” We supplementally advise the staff that we identified and evaluated whether the two components within our Embedded segment should be aggregated or considered separately for the purpose of goodwill impairment testing in accordance with FASB Statement No. 142. We have concluded that for the purpose of goodwill impairment testing that these business units should be aggregated based upon the criteria set forth in FASB Statement No. 131 and FASB Statement No. 142. In reaching this conclusion, we considered the manner is which the two business units operate and the nature of those operations, such as the nature of the products, production, distribution methods, and the type of customers for the products. We also considered the extent to which the business units share key assets. The product and distribution methods are similar in that they both sell their products to technology companies who then embed the products into new products and sell them to end users. The long-term operating margins for both are expected to be in the 37% range and the two units share certain key assets. Therefore we have concluded the two components within the Embedded operating segment should be aggregated for the purpose of goodwill impairment testing under FASB Statement No. 142.

C.	“An operating segment should be deemed to be a reporting unit if all of its components have similar economic characteristics, if none of its components is a reporting unit, or if it is comprised of a single component.” Since our Enterprise operating segment is comprised of a single component, we have concluded that it is deemed to be a separate reporting unit for purposes of testing goodwill for impairment. Since we do not believe that any of the components of the Embedded operating segment represents a reporting unit as a result of aggregation, we have concluded that the operating segment is deemed to be a second reporting unit for purposes of testing goodwill for impairment.
Revenue Recognition, page 62
7.	Refer to discussion of your revenue recognition policy for products. We note that for product arrangements that contain multiple elements, where the Company’s software is more than incidental to the product, the Company may recognize revenue on delivered elements if VSOE of fair value of undelivered elements exist. Please clarify how your policy complies with paragraph 14 of EIFT 00-21 which states that the amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions.
The Company’s product arrangements include only hardware, software that is more than incidental to the hardware and software related services (post-contract customer support). In accordance with EITF 03-05, “in an arrangement that includes software that is more than incidental to the products or services as a whole, software and software-related elements are included within the scope of SOP 97-2.” Accordingly, based on the provisions of paragraph 4 of EITF 00-21, our revenue is recognized in accordance with SOP 97-2 and not EITF 00-21, as SOP 97-2 represents “higher-level authoritative literature.” We further advise the staff that if any of our arrangements contained any provision that was of a contingent nature (such as specific acceptance provision), all revenue would be deferred until such time as all contingencies were resolved.
8.	Additionally, we note that for contracts which provide for incentive fees, such fees are considered when estimating revenues and profit rates and are recognized when the amounts can be reasonably be determined. Please explain this policy in detail and clarify for us whether any amount of incentive fees are recognized before milestone or other contractually agreed upon threshold is met, and if so, you basis in GAAP for such recognition.
We supplementally advise the staff that for all arrangements that contain incentive fees that are awarded solely at the discretion of the customer or the prime contractor, we do not include any incentive fee in the measure of contract revenue until such time as it has been both funded and awarded. For contracts that are based on cost plus a fixed fee, the fixed fee is included in the measure of contract revenues when it has been funded. We believe that these policies are in accordance with AICPA SOP 81-1.

Sincerely,
/s/ Carole D. Argo
Carole D. Argo
Cc:	Anthony A. Caputo
SafeNet, Inc.